Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-194069



FORD INTEREST ADVANTAGE

2.15%*

*Rate as of 9/10/2018 for investments over $50,000. See ford.com/finance/investor-center/ford-interest-advantage for current rates on all investment amounts. Minimum initial investment of $1,000 is required to open a note.

MORE REASONS TO INVEST
Because that dream road trip is still on your bucket list.

Your investment in Ford Credit includes:

- Convenient online enrollment
- Redeem your investments at any time
- Easy access online and with the FIA mobile app
- Free online transfers and unlimited check writing above $250
- Invest checks from your phone using Remote Investment Capture

Ford | **FORD CREDIT**

For more information, visit ford.com/finance/investor-center/ford-interest-advantage or call 800-462-2614.
See reverse side for important information.

Visit ford.com/finance/investor-center/ford-interest-advantage or call 800-462-2614 to learn more.

Important Investor Information

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not guaranteed by Ford Motor Company, they are not insured by the Federal Deposit Insurance Corporation and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S. citizens and resident aliens with U.S. Taxpayer ID (e.g., Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note Program. The documents can be obtained free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, Ford Credit will send you a prospectus upon request by calling 800-462-2614.